04 MAR -4 AM 7:21



Edcon

1 March 2004



Mr Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Edgardale Press Avenue
P O Box 200
Crown Mines
2025
South Africa

Tel +27 11 495 6000
Fax +27 11 837 5019

Edgars Consolidated
Stores Limited
Co No 1946/022751/6

SUPPL

Dear Mr Dudeck

~~EDGARS~~ Edcon CONSOLIDATED STORES LIMITED
FILE NO : 87-34 767

Edgars

Attached please find copies of the following documents for inclusion in our file number 87-34 767 :

- An article which appeared in the Business Day on Thursday, 26 February 2004 with regards to the grading by Moody's of the Edcon debtors book;
- SENS announcement released on 1 March 2004 with regard to the dealings in securities by our CEO, Mr S M Ross.

bc SHOES



Yours sincerely
EDGARS CONSOLIDATED STORES LIMITED

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

YVETTE DEMBSKEY (MRS)
GROUP SECRETARIAL ASSISTANT



SALES HOUSE
cuthberts



WEARHOUSE



MART
Where the Sale Never ends!



Edgars Investments



RETAIL SERVICES

Manufacturing Division

Thursday 26/02/2004
Business Day

82-34767

in Tongaat-Hulett persists.

Yesterday, Trahar said that Highveld Steel & Vanadium was a core business for Anglo and that he would like to see Tongaat-Hulett making a profit again.

Tongaat-Hulett posted a net loss of

from 30-million tons a year to 75-million tons by 2009.

Anglo American has consistently grown through acquisition but yesterday Trahar said assets were "beginning to look a bit expensive".

more profitable, contracts.

The strong rand and problematic contracts in Africa and the Middle East saw revenue drop R1bn to R4,2bn, while operating

export earnings the mining secto

Murray & R

tion division

worst-performi

Moody's upgrades Edcon debtors book

Larry Claasen

Industrial Reporter

GENERAL goods retailer Edcon's management of its securitised debtors book got a boost from credit rating agency Moody's when it increased its rating on the book.

The improved rating meant Edcon got a 30% reduction in the discount rate on its debtors book, which it sold for R2,3bn to securitisation vehicle OntheCards in 2002.

The discount rate was offered on the sale of the book to offset the risk of its debtors. While OntheCards owns the book, the retailer still collected the money owed on it.

A retail analyst said the upgrade related to the more risky Class B notes of debt. The upgrade in its credit rating was a result of bad debt being lower than expected for this class of debt.

Edcon's debt management was so good it produced an income when it was expected to just break even, the analyst said. Edcon CE for group services Mark Bower said "this means that for accounts owned by OntheCards, collections have been higher and bad debts lower than expected. Cash flows to investors were considered more secure".

Class B notes, representing R200m and 9% of the total issue, jumped from Baa2 to A3. Class A notes, representing R1,73bn could not be upgraded as they were already at the highest level of Triple A. Moody's recently upgraded Edcon's own long-term corporate rating outlook from stable to positive. Edcon closed up 76c to R120,55.

Medical woes for Umgeni pensioners

Nicola Jenvey

KwaZulu-Natal Correspondent

DURBAN — Umgeni Water pensioners have landed themselves between a rock and a hard place with neither their past employers nor their medical aid company accepting responsibility for their health.

In December the water utility elect-

Umgeni corporate services GM Pearl Maphoshe said yesterday the utility paid its 131 pensioners, widows and medically boarded employees a monthly subsidy, allowing them individual choices of medical schemes.

"Pensioners are considered independent and individual subscribers to their medical aid service providers," Maphoshe said.

He said the two organisations had "enjoyed a long-standing relationship" that included regular contact about the scheme's membership.

In the light of that history, NMP accommodated Umgeni's request to rectify its error for termination.

Umgeni initially gave notice for the contract to expire on February 29, but later brought the date forward by a month.

82-34767.

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Edgars Consolidated Stores Limited - Dealing In Shares By A Director

Release Date: 01/03/2004 10:29:55 Code(s): ECO

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
DEALING IN SHARES BY A DIRECTOR
For financial planning purposes Mr S.M. Ross, Chief Executive Officer of Edcon, has sold 70 000 shares over which he had options issued to him on 1 October 1998, the final tranche of which vested on 1 September 2002. The details of this transaction are as follows:

Transaction Date	:	27 February 2004
Number of shares	:	70 000
Class of security	:	Ordinary shares of 10 cents each
Average Price per share	:	122.37 cents
Total value	:	R8 565 900
Strike Price	:	2061 cents per share
Extent of Interest	:	Directly beneficial

The above options constitute approximately 7% of Mr Ross" total remaining options.
In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon and Mr A J Aaron, Chairman of the Remuneration and Nominations Committee of Edcon.
Johannesburg
1 March 2004
Sponsor
Cazenove South Africa (Pty) Ltd
Date: 01/03/2004 10:29:57 AM Produced by the JSE SENS Department